Room 4561

May 10, 2006

Ms. Elizabeth M. Braham
Executive Vice President and Chief Financial Officer
EPIQ Systems, Inc.
501 Kansas Avenue
Kansas City, Kansas 66105

Re: EPIQ Systems, Inc.
         Registration Statement on Form S-3 filed April 13, 2006
         File No. 333-133296

         Form 10-K for the year ended December 31, 2005
         Definitive Proxy Statement on Schedule 14A filed April 28, 2006
         Form 10-Q for the quarter ended March 31, 2006
         Form 8-K/A filed on January 30, 2006
         Form 8-K filed on February 21, 2006
         File No. 0-22081

Dear Ms. Braham:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Prospectus Summary, page 1

1.   Please briefly discuss the significance of each operating segment to your overall business.

Risk Factors

2.   We note that the owned property serving as your corporate offices serves as collateral
        under your credit facility per your disclosure on page 15 of your Form 10-K. Please
        include a risk factor discussing this security arrangement.

Risks Related to Our Business

A significant reduction in the amount of Chapter 7 liquidated asset proceeds…, page 3

3.   Please quantify the extent to which your revenue is derived from bankruptcy deposit-
        based fees as well as the fluctuation of such fees in prior periods, if any.

Substantially all of our Chapter 7 revenues are collected…, page 3

4.   Please clarify whether your Chapter 7 revenues are the same as the bankruptcy deposit-
        based fees you discuss in your previous risk factor. Please quantify the extent to which
        your Chapter 7 revenues are derived from Bank of America and the portion such revenue
        contributes to your total revenue. Further, as Bank of America represents over 10 percent
        of your revenue per your disclosure in Note 9 to your consolidated financial statements
        for the year ended December 31, 2005, it appears that your agreement with Bank of
        America constitutes a material agreement that should be filed as an exhibit. We are
        unable to locate this agreement in your periodic reports. Please see Item
        601(b)(10)(ii)(B) of Regulation S-K. Please advise. Please also advise us as to your
        consideration of whether a filing of Form 8-K pursuant to Item 1.01 was necessary to
        disclose the indefinite extension of the non-exclusive arrangement with Bank of America.

Bankruptcy reform legislation could alter the marker for our products and services…, page 4

5.   Please update your risk factor to discuss any actual impact, if any, experienced by your
        business since the effectiveness of the Bankruptcy Abuse Prevention and Consumer
        Protection Act of 2005. We note that several months have elapsed since the act became
        effective.

We rely on third-party hardware and software that may be difficult to replace…, page 8

6.   Please provide additional disclosure regarding any licensed software that is material to
        your business and indicate in such disclosure the material terms of any such licenses. In
        this regard, we would expect to see information regarding the term of such license, the
        license fee and any other material terms of the license agreement. Additionally, such

license agreements may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

Our articles of incorporation contain a provision…, page 12

7.   Please briefly elaborate on the provisions of your articles of incorporation that may make it more difficult for a third party to acquire you.

Selling Shareholders, page 13

8.   You indicate that Wells Fargo, as escrow agent for 245,700 shares issued to Ajuta, has the right to sell or dispose of all or a portion of such shares in accordance with the escrow agreement. Please clarify whether you are also registering shares under this registration statement on behalf of Wells Fargo as a selling shareholder. Please further discuss the material terms of the escrow agreement including the circumstances upon which Wells Fargo may sell the shares. It does not appear that you have previously filed the escrow agreement. The filing of the escrow agreement appears necessary pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Please file such agreement or advise us otherwise.

9.   Please clarify your disclosure regarding the termination of the limited price protection. Your disclosure appears to suggest that the limited price protection terminates on the close of the date after your common stock has last sold for equal to or greater than $20.35 per share for each of 15 continuous trading days or, alternatively, on the close of the 16th trading day subsequent to the day when the closing sales price for your common stock equals or is greater than $20.35 per share. Please clarify.

10.   Please elaborate on how long you are obligated to maintain the effectiveness of this registration statement pursuant to the registration rights agreement. Further, it appears that the limited price protection operates only upon a sale pursuant to the registration statement and, accordingly, the end of your obligation to maintain effectiveness may compel Ajuta to sell all their shares prior to the registration statement no longer being effective. Please clarify and also advise us whether a risk factor discussing the potentially material obligation under your limited price protection is warranted.

11.   Please clarify whether the limited price protection also applies to any sale of shares by Wells Fargo pursuant to the escrow arrangement.

Plan of Distribution, page 15

12.   We note your disclosure that the selling shareholders may engage in short sales. Please confirm that your selling shareholders are aware of Interpretation A.65 of our July 1997 Manual of Publicly Available Telephone Interpretations.

Incorporation of Certain Information by Reference, page 19

13.   We note that you recently filed your Form 10-Q for the quarter ended March 31, 2006.

Item 17. Undertakings.

14.   The undertaking set forth in Item 512(a) of Regulation S-K has recently been revised. Please update.

Form 10-K for the year ended December 31, 2005

15.   With respect to any statements attributed to third-party sources such as the information from the 2005 Socha-Gelbmann Electronic Discovery Survey on page 2, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

Item 1. Business, page 1

16.   Your disclosure under your industry environment, customers and competition sections discusses your business activities in terms of electronic litigation discovery, bankruptcy and class action legal proceedings. Tell us your consideration of providing your industry environment and customers discussions by reportable segment which includes a discussion of legal proceedings by segment. We refer you to Item 101(c) of Regulation S-K. Your current disclosure does not identify the particular markets in which you compete or the competitive conditions of those markets by segment. Therefore, it is difficult to evaluate your products and services by segment to the types of legal proceedings for which your products and services are used. Please advise or revise as appropriate.

Products and Services, page 3

17.   We note that certain summary descriptions of your products and services do not appear to fully describe such products and services. For example, the descriptions of "[d]atabase conversions, maintenance and processing," "call center support," "media campaign and advertising management" and "document custody services" do not appear to explain how such products and services support your customers in contrast to your descriptions of other products and services. Further, on page 23 you have primarily attributed the 24 percent decrease in your document management operating revenue to a decline in advertising services noting that such services vary significantly depending on the characteristics of the case. Your disclosure, however, does not provide investors with a materially complete understanding of what these advertising services are. Please revise

and confirm that advertising services constitute the media campaign and advertising management you identify here.

Item 2. Properties

18.   It appears that the leases with respect to your facilities in New York and Oregon should be filed as exhibits pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Please file such leases or advise us otherwise.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 17

19.   Please disclose the facts relied upon for the availability of Section 4(2) of the Securities Act for the sale of unregistered securities. Please see Item 701(d) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Management's Overview, page 19

20.   Management's discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. In this regard, we note your discussion on page 23 on how your Hilsoft acquisition may result in an increased level of advertising services and your discussion in liquidity and capital resources on how the nature of nMatrix's operations may cause increased spending. Accordingly, please elaborate on why Hilsoft's acquisition will result in an increased level of advertising services and how nMatrix's operations will result in increased spending. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Section III.B.3 of Release No. 33-8350 for additional guidance.

21.   We note your separate line item for reimbursed expenses and your discussion of reimbursed expenses in your results of operations. Such expenses comprised 18 percent of your total revenue for 2005. Please briefly elaborate generally here on what comprises such reimbursed expenses and how such reimbursed expenses affect your financial results.

Ms. Elizabeth M. Braham
EPIQ Systems, Inc.
May 10, 2006
Page 6

Critical Accounting Policies

Revenue Recognition, page 20

22.   We note that your disclosure provides several significant sources of revenue. Tell us
       your consideration for disclosing your accounting policy for each source of revenue.
       Such disclosure should include the accounting literature applied, accounting policy for
       multiple element arrangements, when revenue from each source is realizable and earned,
       and material accounting estimates or assumptions. We refer you to Section V of Release
       No. 33-8350. Please advise or revise as appropriate.

Business Combination Accounting, page 20

23.   Your disclosure states that "[g]oodwill and other identifiable intangible assets are not
       amortized." Tell us the intangible assets that you do not amortize and your basis for
       concluding that such intangibles have an indefinite life.

Goodwill, page 20

24.   Your disclosure indicates that the estimate of fair value of each reporting unit is highly
       subjective and requires significant judgment. Tell us your consideration for disclosing
       how you arrived at the estimated fair value of your reporting units, how accurate your
       estimate has been in the past and how much the estimate has changed in the past. We
       refer you to Section V of Release No. 33-8350.

Results of Operations for the Year Ended December 31, 2005 Compared with the Year Ended
December 31, 2004

Consolidated Results

Revenue, page 21

25.   Your disclosure discusses a non-GAAP operating revenue measure, which is revenue
       exclusive of revenue related to reimbursed expense. Tell us why you do not consider
       reimbursed expense to be part of your operating results when such revenue is generated
       from your operations. We refer you to paragraph 4 in EITF Issue No. 01-14. In addition,
       demonstrate the usefulness of such non-GAAP measure. If you are able to overcome the
       burden of demonstrating its usefulness, explain how you have considered the required
       disclosures and reconciliations set forth in Item 10 of Regulation S-K and Question 8 of
       our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
       Advise or revise as appropriate.

Operating Expenses, page 21

26.   Your disclosure currently discusses changes in operating expenses on an aggregate basis. Tell us your consideration for discussing the year-to-year changes in each operating expense financial statement caption. We refer you to Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release No. 33-6835. In addition, referring to the year-to-year discussion of operating expense changes as reported by segment does not meet your disclosure requirements as your operating expense reported by segment does not include unallocated expenses. Therefore, such segment operating expense disclosure should be provided in addition to your consolidated analysis of operating expense by financial statement caption, not instead of such required disclosure. Please advise or revise as appropriate.

27.   The consolidated fiscal year 2005 and 2004 operating expenses amounts discussed does not agree to the amounts reported on your consolidated statements of operations on page F-3. Please advise or revise as appropriate.

28.   Explain why you have not provided any year-to-year comparison disclosure of your consolidated income from operations or net income.

Expenses Related to Financing, page 22

29.   You discuss year-to-year changes in "expense (income) related to financing" on an aggregate basis. Tell us your consideration for analyzing and disclosing each non-operating income or expense financial statement caption separately. Advise or revise as appropriate.

Effective Tax Rate, page 23

30.   Your disclosure states, "The decrease in our 2005 effective tax rate compared to the prior year is the result of discrete events." Explain the discrete events that caused your effective rate to decrease. Your disclosure should not only identify such decreases, but should also analyze the reasons underlying the decline. We refer you to Section III.B.4 of Release No. 33-8350. Advise or revise as appropriate.

Business Segments

Revenue, page 23

31.   Your disclosure, in part, states that your increase non-acquisition related case management revenue is the result of "increase in class action operating revenues resulting from the timing of several large cases and the expansion of [y]our corporate restructuring professional service offerings, partly offset by a decrease in [y]our trustee professional

services." Tell us your consideration of quantifying the extent to which increase in revenue was impacted by such factors. In addition, tell us your consideration for quantifying the extent to which such increases were attributable to increases in prices or volume of products or services sold. We refer your to Item 303(a)(3)(iii) of Regulation S-K. Revise or advise as appropriate.

32. Tell us why your discussion of the case management revenue does not include reimbursed expense revenue. Advise or revise as appropriate.

33. We note that the decrease in document management revenues is "is primarily attributable to a decline in advertising services." Your disclosure should not only identify such decreases in advertising services, but should also analyze the reasons underlying the decline. We refer you to Section III.B.4 of Release No. 33-8350. Advise or revise as appropriate. In a similar respect, tell us your consideration for analyzing and disclosing the reasons that document service revenue for reimbursed expense decreased.

34. Please address the results of operations comments above with respect to your year ended December 31, 2004 compared with the year ended December 31, 2003 discussion, as appropriate.

Liquidity and Capital Resources, page 27

35. Your liquidity disclosure appears to highlight changes and other information that is evident from the financial statements. Your disclosure should focus on the primary drivers of and other material factors necessary to understand your cash flows and the indicative value of historical cash flows. We refer you to Section IV.B of Release No. 33-8350. Therefore, in addition to reporting the results of net income and impact of non-cash charges, your operating activities disclosure should address the underlying drivers of changes to your cash flows. For example, your disclosure should address the reasons for significant fluctuations in your trade accounts receivable as it has increased significantly at December 31, 2005 from December 31, 2004. Advise or revise as appropriate. As part of your response, tell us why accounts receivable increased during fiscal year 2005 and provide the components of the balance at December 31, 2005.

36. We note your disclosure, "We believe that funds generated from operations plus amounts available under [y]our credit facility's senior revolving loan ($7.0 million at December 31, 2005) will be sufficient over the next year to finance currently anticipated working capital requirements." You further disclose that your $25 million term loan matures in August 2006. Your disclosure should clarify whether you have adequate resources to meet all short- and long-term cash requirements. We refer you to Section IV to Release No. 33-8350. Revise or advise as appropriate.

37. Please briefly discuss the covenants you are subject to under your credit facility.

Item 8. Financial Statements and Supplementary Data

Supplementary Data – Quarterly Financial Information, page 31

38.   We note your selected quarterly financial data does not contain gross profit information. Such information is required by Item 302(a)(1) of Regulation S-K. Please advise or revise as appropriate.

Consolidated Statements of Income, page F-3

39.   Tell us your consideration for separately presenting revenue and cost of revenue for your products and services on your consolidated statements of income pursuant to Rule 5-03(b) of Regulation S-X. In addition, tell us why you believe that categorizing cost of revenue as direct cost complies with Rule 5-03(b)(2) of Regulation S-X. Advise or revise as appropriate.

40.   Tell us your consideration for separately disclosing reimbursed expenses as a separate financial statement expense caption. Advise or revise as appropriate. In addition, tell us the amount of reimbursed expenses that are included in direct costs in fiscal year 2005, 2004 and 2003.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

41.   We note that your case management fees are generated primarily through the delivery of several technology-based products and services. Please address the following with respect to your revenue recognition policy for such sales:

  ▪ Clarify why fees earned are contingent upon the month-to-month delivery of the products and services defined by the contract. Explain in adequate detail, the contractual performance obligations that are included in such arrangements and how the formula-based fees are determined. Tell us how your accounting policy complies with SOP 97-2, as amended.

  ▪ We note the various elements of these arrangements based on your disclosure on page 3. Tell us how you allocate fair value to the various elements of your arrangements pursuant to SOP 97-2, as amended, and/or EITF Issue No. 00-21. In addition, tell us when you recognize revenue for each element in these arrangements.

- Tell us how you considered EITF Issue No. 03-5 when determining whether the non-software deliverables included in your arrangement (e.g., hardware and/or hardware services) are software related and included in the scope of SOP 97-2.

- Explain whether the application of EITF Issue No. 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13.

42.   Clarify how your accounting policy for document management services complies with SAB Topic 13 and EITF Issue No. 00-21. Explain whether such arrangements include any contingencies or upfront fees.

43.   Explain the nature of "customer deposits" liability recorded on your consolidated balance sheet. Tell us whether this financial statement caption represents your deferred revenue. In addition, clarify when customer deposits are recorded as a liability and how you determine that such liability has been extinguished.

Note 5: Indebtedness

Convertible Subordinated Debt, page F-14

44.   We note that you have determined that the right to extend the maturity of the debt represents an embedded derivative subject to bifurcation. Please tell us how you have applied the guidance in SFAS 133 and EITF Issue No. 00-19 in evaluating whether the conversion feature for convertible subordinated debt has an embedded derivative that you should also separate from the debt host and account for at fair value under SFAS 133. We refer you to EITF Issue No. 05-2. Also refer to the guidance in Section II.B of our December 1, 2005 Current Accounting and Disclosure Issues. If you conclude that your convertible term notes do not qualify as conventional convertible debt, please provide your analysis of each of the conditions described in paragraphs 12 through 32 of EITF Issue No. 00-19 as to whether the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative.

Note 7: Stockholders' Equity, page F-16

45.   We note that you issued a registration rights agreement concurrent with the issuance of approximately 1.2 million shares of common stock on November 15, 2005. We further note a provision under the agreement that requires you to pay the difference between $20.35 and the per share sale price. Please tell us how you are accounting for this provision. In this respect, clarify how you have considered SFAS 133 and EITF Issue No. 00-19 in evaluating whether the registration rights agreement and/or the price protection feature is a derivative that should be accounted for at fair value under SFAS 133. Further, tell us how you evaluated EITF Topic No. D-98 and Rule 5-02(28) of

Regulation S-X when determining that equity classification is appropriate for such common stock.

Note 13: Business Acquisitions, page F-22

46.   Tell us the process that you used to identify and value the intangible assets acquired in connection with the nMatrix acquisition. Explain how your process complies with the guidance of SFAS 141, paragraph 39 and Appendix A, paragraphs A10 through A28. As part of your response, specifically tell us how you considered, paragraph A14.e and A26 of SFAS 141 when evaluating whether nMatrix's had technology-based intangible assets that meet the criteria for recognition as an intangible asset apart from goodwill. In this respect, we note that nMatrix was "primarily engaged in the development and marketing of electronic discovery software" from the notes to their combined financial statements. In addition, provide a similar analysis for your acquisitions of Hilsoft, Inc., P-D Holding Corp. and Bankruptcy Services LLC.

Note 15. Segment Reporting, page F-26

47.   Tell us your consideration for providing enterprise-wide disclosures about products and services and geographic areas as required by SFAS 131, paragraphs 36-39.

Schedule II, Valuation and Qualifying Accounts

48.   Your disclosure indicates that approximately $2 million of allowance for doubtful receivables was changed to "other accounts." Tell us what "other accounts" such allowances were charged to and explain your basis for such accounting.

Exhibits 31.1 and 31.2

49.   We note these certifications refer to "annual" report in paragraph 1. We note similar reference to "quarterly" report in the certifications to your Form 10-Q for the quarter ended March 31, 2006. Please note the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 and our Staff Alert dated March 4, 2005. Revise or advise as appropriate.

Definitive Proxy Statement on Schedule 14A filed April 28, 2006

Executive Compensation

Compensation Committee Report, page 14

50.   The compensation committee report discusses collectively the bases for the compensation and bonuses of your chief executive officer, president and chief financial officer. Item

402(k)(2) of Regulation S-K, however, contemplates that a separate and distinct discussion be had for the compensation of your chief executive officer. Further, please advise whether compensation for your chief executive officer is based in part on comparisons to compensation afforded by peer companies. If so, please identify the criteria for such peer companies and where your compensation falls within the range of such peer companies.

Form 10-Q for the quarter ended March 31, 2006

Item 4. Controls and Procedures.

51.   Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of "timely alerting [your officers] to material information relating to the Company (including [y]our consolidated subsidiaries) required to be included in the Company's periodic filings with the SEC." This construction as to the effectiveness of your disclosure controls and procedures appears to vary from the requirements of Rule 13a-15(e) under the Exchange Act. As a result, your disclosure does not appear to address the effectiveness of your disclosure controls and procedures with respect to whether "information required to be disclosed by [you] in the reports that [you] file[] or submit[] under the [Exchange] Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and whether such information "is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please advise us whether your chief executive officer and chief financial officer has determined your disclosure controls and procedures pursuant to the definition set forth in Rule 13a-15(e) to be effective. Please further advise us whether you will note this comment with respect to preparing future reports.

Form 8-K/A filed on January 30, 2006

Pro Forma Financial Information

52.   We note that your pro forma financial information was prepared based on the historical carrying value of the nMatrix tangible assets and liabilities and allocates all excess purchase consideration to goodwill. Pro forma financial information should provide an allocation of the purchase price, including adjusting assets and liabilities to fair value and recognizing intangible assets, with related changes to depreciation and amortization. We note that you had not yet completed the necessary valuations at the time that you filed this Form 8-K/A. Tell us your consideration for allocating purchase price based on a preliminary purchase price allocation. Revise or advise as appropriate.

Form 8-K filed on February 21, 2006

53.   We note your use of non-GAAP financial measures. Please address the following with respect to your use of such measures:

- Your disclosure indicates that your non-GAAP financial measures provide "additional insight for investors into the operating results and business trends of the Company." In order to use a measure that excludes recurring charges, you must meet the burden that such non-GAAP measures are useful. Please provide us with a more comprehensive understanding of why you believe that your non-GAAP measures represent a useful measure for investors. As part of your response, tell us whether management reasonably believes that the financial impact of your non-GAAP measure will disappear or become immaterial within a near-term finite period. Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- Your non-GAAP financial measures include the revenue streams from acquired entities but exclude material costs of acquiring those revenue streams. Tell us why you believe that such amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue.

- Your disclosure indicates that your non-GAAP measures are "non-operational and not necessarily ongoing in nature." Clarify why you believe that your non-GAAP measures are non-operational when they include several items that result from your operations. In addition, clarify why you believe that such items are not necessarily ongoing in nature when these charges appear to be recurring in nature and how such statement complies with the disclosure requirement of Item 10(e)(ii)(B) of Regulation S-K.

- Your disclosure indicates that you review EBITDA non-GAAP financial measure to assess your current and prospective compliance with your financial covenants. Therefore, it appears that this measure may be a measure of liquidity, rather than performance. If, after further consideration, you determine that you use EBITDA as a liquidity measure, please revise future filings to remove the reference to EBITDA as a performance measure. Item 10(e)(i)(B) of Regulation S-K would then require that such measure be reconciled to cash flows from operations, rather than net income.

- If you are able to meet the burden of demonstrating its usefulness, ensure further uses of your non-GAAP measure meet all the disclosure requirements of Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*　　　*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. Responses to our comments on your periodic filings should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Richard M. Wright, Jr.
        Gilmore & Bell, P.C.
        2405 Grand Boulevard, Suite 1100
        Kansas City, Missouri 64108
        Telephone: (816) 221-1000
        Facsimile: (816) 221-1018